# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUANTUM CORP /DE/, CIK 0000709283
CUSIP: 747906600
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10770 E. Briarwood Avenue, Centennial, Colorado (CO), 80112
Date of event which requires filing of this statement: 01/08/2026
Amends the filing with accession number 0000947871-25-000896
Filed by CIK 0002055322
Persons authorized to receive notices and communications: Dialectic Technology SPV LLC, John Fichthorn, 119 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 212-230-3220

## Reporting persons
- Dialectic Technology SPV LLC (CIK 0002055322): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,663,957; sole dispositive power 0; shared dispositive power 9,663,957; aggregate amount beneficially owned 9,663,957 (41.3% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of 2,653,308 shares of Common Stock of the Issuer, par value $0.01 per share ("Common Stock"), issuable on the exercise of the Forbearance Warrant (as defined herein) ("Warrant Shares") and 7,010,649 shares of Common Stock issuable on the conversion of the Convertible Notes (as defined herein) ("Convert Shares"). The Reporting Persons will not have the power to vote or dispose of (i) the Warrant Shares unless, and to the extent, Dialectic Technology SPV LLC ("Dialectic") exercises its right to acquire Warrant Shares in accordance with the terms of the Forbearance Warrant or (ii) the Convert Shares unless, and to the extent, the Convertible Notes are converted into Convert Shares in accordance with the terms of the Convertible Notes.
  
  The percentage calculated in Row 13 is based on a total of 13,721,291 shares of Common Stock issued and outstanding as of November 11, 2025.
- Dialectic Technology Manager LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,663,957; sole dispositive power 0; shared dispositive power 9,663,957; aggregate amount beneficially owned 9,663,957 (41.3% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of 2,653,308 Warrant Shares and 7,010,649 Convert Shares. The Reporting Persons will not have the power to vote or dispose of (i) the Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Warrant Shares in accordance with the terms of the Forbearance Warrant and (ii) the Convert Shares unless, and to the extent, the Convertible Notes are converted into Convert Shares in accordance with the terms of the Convertible Notes.
  
  The percentage calculated in Row 13 is based on a total of 13,721,291 shares of Common Stock issued and outstanding as of November 11, 2025.
- JOHN FICHTHORN (CIK 0001411509): type of reporting person: employee benefit plan or endowment fund (EP), individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 27,271; shared voting power 9,663,957; sole dispositive power 27,271; shared dispositive power 9,663,957; aggregate amount beneficially owned 9,691,228 (41.4% of the class)
  Comment: The amount listed in Rows 8 and 10 consists of 2,653,308 Warrant Shares and 7,010,649 Convert Shares. The Reporting Persons will not have the power to vote or dispose of (i) the Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Warrant Shares in accordance with the terms of the Forbearance Warrant and (ii) the Convert Shares unless, and to the extent, the Convertible Notes are converted into Convert Shares in accordance with the terms of the Convertible Notes.
  
  The amount listed in Rows 7 and 9 consists of (i) 10,866 shares of Common Stock directly held by Mr. Fichthorn; and (ii) 16,405 restricted stock units ("RSUs") issued to Mr. Fichthorn in his capacity as a director of the Issuer.
  
  The percentage calculated in Row 13 is based on a total of 13,721,291 shares of Common Stock issued and outstanding as of November 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: QUANTUM CORP /DE/
Address of issuer's principal executive offices: 10770 E. Briarwood Avenue, Centennial, Colorado (CO), 80112
Comment: This Amendment No. 2 (this "Amendment" or "Amendment No. 2") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on October 10, 2025 (the "Original Statement"), as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Persons with the SEC on December 22, 2025 ("Amendment No. 1" and, together with the Original Statement, the "Amended Statement"), which relates to the Common Stock of Quantum Corporation (the "Issuer"). Except as otherwise described herein, the information contained in the Amended Statement remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Amended Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Amended Statement is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of Amendment No. 2 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Amended Statement is hereby amended by adding the following paragraphs to the end of Item 4:

January 8, 2026 Conversion Price Adjustment Notice

On January 8, 2026, the Issuer notified Dialectic that, effective after the close of business on the most recent Reset Price Date (being December 31, 2025), the Conversion Price of the Convertible Notes was automatically adjusted pursuant to the quarterly reset provisions of the Indenture, from $10.00 to $7.8050. After giving effect to such adjustment, the Convertible Notes are convertible into an aggregate of 7,010,649 shares of Common Stock.

RSU Issuance to Mr. Fichthorn

On January 1, 2026, Mr. Fichthorn was issued 12,000 RSUs in connection with his continued service on the Issuer's Board of Directors. Each RSU represents a contingent right to receive one share of common stock of the Issuer. The RSUs vest in full on the earlier of January 1, 2027 or the date of the Company's next annual meeting of stockholders, in each case subject to Mr. Fichthorn's continued service on the Issuer's Board of Directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock that would be beneficially owned by each Reporting Person upon (i) the exercise in full (and for cash, not on a net-exercise basis) of the Forbearance Warrant and (ii) the conversion of the Convertible Notes. The aggregate percentage of Common Stock reported beneficially owned by each Reporting Person upon exercise of the Forbearance Warrant and full conversion of the Convertible Notes is based upon 13,721,291 shares of Common Stock outstanding as of November 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person would have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition upon (i) the exercise in full (and for cash, not on a net-exercise basis) of the Forbearance Warrant and (ii) the conversion of the Convertible Notes.

Dialectic would directly hold any Common Stock beneficially owned by it upon any exercise of the Forbearance Warrant and the conversion of the Convertible Notes. Dialectic Manager, as the manager of Dialectic, and Mr. Fichthorn, as the Manager of Dialectic Manager, may each be deemed to have the shared power to direct the voting and disposition of shares of Common Stock owned by Dialectic and, consequently, Mr. Fichthorn and Dialectic Manager may each be deemed to possess indirect beneficial ownership of such shares upon (i) any exercise by Dialectic of the Forbearance Warrant and (ii) the conversion of the Convertible Notes. Mr. Fichthorn and Dialectic Manager disclaim beneficial ownership of such shares for all other purposes.

Without giving effect to any exercise of the Forbearance Warrant or conversion of the Convertible Notes, Mr. Fichthorn directly holds and has the sole power to vote and dispose of 10,866 shares of Common Stock and 16,405 RSUs.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Amendment, no transactions in shares of Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Statement is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of Amendment No. 2 is incorporated herein by reference.

## Signatures
- Dialectic Technology SPV LLC: /s/ John Fichthorn, John Fichthorn / Authorized Signatory (01/12/2026)
- Dialectic Technology Manager LLC: /s/ John Fichthorn, John Fichthorn / Manager (01/12/2026)
- JOHN FICHTHORN: /s/ John Fichthorn, John Fichthorn (01/12/2026)